================================================================================

                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                           ---------------------------


                                    FORM 11-K
                               ------------------

                                  ANNUAL REPORT

        Pursuant to Section 15(d) of the Securities Exchange Act of 1934

                   For the Fiscal Year Ended December 31, 1998

                          Commission File Number 1-4928

                                   -----------

                           EMPLOYEES' SAVINGS PLAN OF
                                 PANENERGY CORP
                          AND PARTICIPATING AFFILIATES
                            (Full title of the plan)
                                    ---------

                                DUKE ENERGY CORP.
          (Name of issuer of the securities held pursuant to the plan)

                              5400 WESTHEIMER COURT
                                  P.O. BOX 1642
                            HOUSTON, TEXAS 77251-1642
          (Address, including zip code, of principal executive office)

                                 (713) 627-5400
                     (Telephone number, including area code)

================================================================================


                                            EMPLOYEES' SAVINGS PLAN OF
                                                  PANENERGY CORP
                                           AND PARTICIPATING AFFILIATES

                                    INDEX TO FINANCIAL STATEMENTS AND SCHEDULES

                                                    -----------

                                               FINANCIAL STATEMENTS


                                                                                                Page

Independent Auditors' Report............................................................         3

Statement of Net Assets Available for Benefits
     (with Fund Information), December 31, 1998.........................................         4

Statement of Net Assets Available for Benefits
     (with Fund Information), December 31, 1997.........................................         5

Statement of Changes in Net Assets Available for Benefits
     (with Fund Information), year Ended December 31, 1998..............................         6

Statement of Changes in Net Assets Available for Benefits
     (with Fund Information), Year Ended December 31, 1997..............................         7

Notes to Financial Statements...........................................................         8

                                                   -------------

                                                     SCHEDULES


Schedule IV - Item 27d - Schedule of Reportable Transactions,
     Year Ended December 31, 1998.......................................................         S-1


ALL OTHER SCHEDULES ARE OMITTED BECAUSE THEY ARE NOT APPLICABLE OR NOT REQUIRED.

                          INDEPENDENT AUDITORS' REPORT



The Administrative Committee
Employees' Savings Plan
   of PanEnergy Corp
   and Participating Affiliates:

     We have audited the accompanying statements of net assets available for benefits of the Employees' Savings Plan of PanEnergy Corp and Participating Affiliates (the Plan) as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

    As discussed in Note 1, effective December 31, 1998 the assets and liabilities of the Plan were transferred to, and assumed by, the Duke Energy Corp. Retirement Savings Plan.

    Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules as listed in the accompanying index are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the Fund Information in the related statements of changes in net assets available for benefits for the years then ended is presented for the purposes of additional analysis rather than to present the net assets available for benefits of each fund and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.






Houston,  Texas
May 28, 1999


                                     EMPLOYEES' SAVINGS PLAN OF PANENERGY CORP
                                           AND PARTICIPATING AFFILIATES

                                  STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                              (WITH FUND INFORMATION)
                                                 DECEMBER 31, 1998


                                          DUKE ENERGY                          MONEY
                                             CORP        EQUITY       BOND     MARKET
MILLIONS                                  STOCK FUND      FUND        FUND      FUND
--------                                  ----------      ----        ----      ----

Investments:
    Common stock of Duke Energy Corp.       $     -    $      -     $     -    $     -

    Money market funds ..............             -           -           -          -

    Other common stocks .............             -           -           -          -

    U.S. government & agencies ......             -           -           -          -

    Loans to participants ...........             -           -           -          -
                                            ---------   ---------   ---------   --------

         Total investments ..........             -           -           -          -
                                            ---------   ---------   ---------   --------

Receivables:
    Contributions:
         Employers ..................             -           -           -          -
         Employees ..................             -           -           -          -
    Accrued interest ................             -           -           -          -
    Dividends .......................             -           -           -          -
    Other ...........................             -           -           -          -
                                            ---------   ---------   ---------   --------

         Total receivables ..........             -           -           -          -
                                            ---------   ---------   ---------   --------

Payables:
    Other Payables ..................             -           -           -          -
                                            ---------   ---------   ---------   --------

Net Assets Available for Benefits ...       $           $     -     $     -    $     -
                                            =========   =========   =========   ========




                                           SMALL TO
                                           MID. CAP.    LARGE CAP.      INT'L      LOAN   TOTAL
MILLIONS                                  EQUITY INDEX  EQUITY INDEX EQUITY INDEX  FUND   PLAN
--------                                  ------------  ------------ ------------  ----   ----

Investments:
    Common stock of Duke Energy Corp.       $     -    $      -    $      -    $     -   $     -

    Money market funds ..............             -           -           -          -         -

    Other common stocks .............             -           -           -          -         -

    U.S. government & agencies ......             -           -           -          -         -

    Loans to participants ...........             -           -           -          -         -
                                             --------   ---------   ---------   --------   -------

         Total investments ..........             -           -           -          -         -
                                             --------   ---------   ---------   --------   -------

Receivables:
    Contributions:
         Employers ..................             -           -           -          -         -
         Employees ..................             -           -           -          -         -
    Accrued interest ................             -           -           -          -         -
    Dividends .......................             -           -           -          -         -
    Other ...........................             -           -           -          -         -
                                             --------   ---------   ---------   --------   -------

         Total receivables ..........             -           -           -          -         -
                                             --------   ---------   ---------   --------   -------

Payables:
    Other Payables ..................             -           -           -          -         -
                                             --------   ---------   ---------   --------   -------

Net Assets Available for Benefits ...       $     -    $      -    $      -   $      -   $     -
                                             ========   =========   =========   ========   =======



                                     EMPLOYEES' SAVINGS PLAN OF PANENERGY CORP
                                           AND PARTICIPATING AFFILIATES

                                  STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                              (WITH FUND INFORMATION)
                                                 DECEMBER 31, 1997


                                              DUKE ENERGY                           MONEY
                                                  CORP         EQUITY     BOND      MARKET
MILLIONS                                      STOCK FUND        FUND      FUND       FUND
--------                                      -----------       ----      ----       ----
Investments:
    Common stock of Duke Energy Corp
         (cost $212.7 million).........       $     472.5    $    -      $   -     $   -

    Money market funds
         (cost $62.7 million)..........               2.7        2.1         -        57.9

    Common stock of Anadarko
          Petroleum Corporation
         (cost $0.0 million)...........                -          -          -          -

    Other common stocks
         (cost $73.2 million)..........                -        96.0         -          -

    U.S. government & agencies.........
         (cost $11.9 million)..........                -          -        13.0         -

    Loans to participants
         (cost $18.5 million)..........                -          -          -          -
                                               ---------- ----------  ---------  ---------

         Total investments.............             475.2       98.1       13.0       57.9
                                                 --------   --------   --------   --------

Receivables:
    Contributions:
         Employers.....................               0.4         -          -          -
         Employees.....................               0.3        0.2         -          -
    Accrued interest...................                -          -          -         0.3
    Dividends..........................                -         0.2         -          -
    Other..............................               0.2        0.1         -          -
                                                 --------   -------- ---------   --------

         Total receivables.............               0.9        0.5         -         0.3
                                                 --------   -------- ---------    --------

Payables:
    Other Payables.....................                -        (0.1)        -          -
                                              ----------   -------------------   --------

Net Assets Available for Benefits......           $ 476.1    $  98.5     $ 13.0     $ 58.2
                                                  =======    =======     ======     ======


                                               SMALL TO
                                               MID. CAP.    LARGE CAP.      INT'L        LOAN        TOTAL
MILLIONS                                     EQUITY INDEX  EQUITY INDEX  EQUITY INDEX    FUND        PLAN
--------                                     ------------  ------------  ------------    ----        ----

Investments:
    Common stock of Duke Energy Corp
         (cost $212.7 million).........          $   -           $  -          $  -        $  -      $ 472.5

    Money market funds
         (cost $62.7 million)..........              -              -             -            -        62.7

    Common stock of Anadarko
          Petroleum Corporation
         (cost $0.0 million)...........              -              -             -           -          -

    Other common stocks
         (cost $73.2 million)..........            9.3             4.9           2.1          -        112.3

    U.S. government & agencies.........
         (cost $11.9 million)..........              -              -             -           -         13.0

    Loans to participants
         (cost $18.5 million)..........              -              -             -          18.5       18.5
                                              --------         -------       -------        ------   --------

         Total investments.............            9.3             4.9           2.1         18.5      679.0
                                              --------          ------        ------       ------    -------

Receivables:
    Contributions:
         Employers.....................              -              -             -            -         0.4
         Employees.....................              -              -             -            -         0.5
    Accrued interest...................              -              -             -            -         0.3
    Dividends..........................            0.5              -             -            -         0.7
    Other..............................              -              -             -            -         0.3
                                              --------       --------      --------     --------    --------

         Total receivables.............            0.5              -             -            -         2.2
                                               -------       --------      --------     --------    --------

Payables:
    Other Payables.....................           (0.5)             -             -            -        (0.6)
                                              ---------       -------      --------     --------    ---------

Net Assets Available for Benefits......         $  9.3         $   4.9       $   2.1       $ 18.5    $ 680.6
                                                ======         =======       =======       ======    =======


                                     EMPLOYEES' SAVINGS PLAN OF PANENERGY CORP
                                           AND PARTICIPATING AFFILIATES

                             STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                              (WITH FUND INFORMATION)
                                           YEAR ENDED DECEMBER 31, 1998

                                                 DUKE ENERGY                       MONEY       SMALL TO
                                                     CORP      EQUITY     BOND     MARKET      MID. CAP.
MILLIONS                                         STOCK FUND     FUND      FUND     FUND      EQUITY INDEX
--------                                         ----------     ----      ----     ----      ------------
Receipts:
  Investment income
      Interest income..................            $  0.1     $  0.1    $    -      $   2.9      $    -
      Dividend income..................              18.9        2.1         -            -         0.2
      Net realized gain (loss) (Note 5)              10.8       13.0         1.2          -         0.8
                                                 --------   --------      ------    -------     -------


         Total investment income.......              29.8       15.2        1.2        2.9          1.0
                                                 --------   --------   --------  ---------     --------

  Net unrealized appreciation
      of investments (Note 4)..........              45.5         -          -          -             -
                                                  -------  --------   --------   --------     ---------

Contributions (Note 3)
     Employees.........................               8.4        4.3        0.7        1.2          0.4
     Employers.........................              11.6         -          -          -             -
                                                 --------   -------    -------    -------      --------

         Total contributions...........              20.0        4.3        0.7        1.2          0.4
                                                 --------     ------     ------     ------     --------

  Interfund Transfers..................              (4.8)      (8.7)       2.1        6.3          0.6
                                                 ---------   --------    ------      -----     --------

         Total Receipts................              90.5       10.8        4.0       10.4          2.0
                                                 --------     ------     ------     ------      -------

Disbursements:
   Transfer to Duke Energy Corporation RSP          536.7      100.5       15.8       48.1          9.5
   Withdrawals.........................              29.5        8.4        1.2       20.5          1.3
   Other...............................               0.4        0.4         -          -           0.5
                                                ---------   --------    ------    -------    ----------

   Total Disbursements.................             566.6      109.3       17.0       68.6         11.3
                                                ---------   --------    -------      -----     --------

Decrease in Net Assets
   Available for Benefits..............            (476.1)     (98.5)     (13.0)     (58.2)        (9.3)

Net Assets Available for Benefits,
   beginning of year...................             476.1       98.5       13.0       58.2          9.3
                                                 --------    -------    -------    -------    ---------

Net Assets Available for Benefits,
   end of  year........................        $       -          -          -          -             -
                                               =========   ========   ========    =======     =========


                                               LARGE CAP.        INT'L         ANADARKO       LOAN        TOTAL
MILLIONS                                      EQUITY INDEX   EQUITY INDEX    STOCK  FUND      FUND        PLAN
--------                                      ------------   ------------    -----  ----      ----        ----
Receipts:
  Investment income
      Interest income..................           $    -        $    -        $      -        $  1.1   $     4.2
      Dividend income..................                -             -               -             -        21.2
      Net realized gain (loss) (Note 5)              2.1            0.5              -             -        28.4
                                                 -------     ----------       --------     ---------   ---------


         Total investment income.......               2.1           0.5              -           1.1       53.8
                                                ---------     ---------       --------     ---------   --------

  Net unrealized appreciation
      of investments (Note 4)..........                -             -               -            -        45.5
                                               ---------     ---------        --------    ---------    --------

Contributions (Note 3)
     Employees.........................               0.4           0.1              -            -        15.5
     Employers.........................                -             -               -            -        11.6
                                                 --------     ---------       --------      -------    --------

         Total contributions...........               0.4           0.1              -            -        27.1
                                                  -------      --------       --------       -------    --------

  Interfund Transfers..................               4.6           0.8              -          (0.9)        -
                                                  -------      --------       --------       -------    --------

         Total Receipts................               7.1           1.4              -           0.2      126.4
                                                  -------      --------       --------      --------    -------

Disbursements:
   Transfer to Duke Energy Corporation RSP           11.3           3.3              -          18.2      743.4
   Withdrawals.........................               0.7           0.2              -           0.5       62.3
   Other...............................                -             -               -            -         1.3
                                                 --------      --------        --------      -------   ---------

   Total Disbursements.................              12.0           3.5              -          18.7      807.0
                                                  -------       -------       --------      --------   --------

Decrease in Net Assets
   Available for Benefits..............              (4.9)         (2.1)             -         (18.5)    (680.6)

Net Assets Available for Benefits,
   beginning of year...................               4.9           2.1              -          18.5      680.6
                                                 --------      --------        -------       -------   --------

Net Assets Available for Benefits,
   end of  year........................                -             -               -            -          -
                                                =========     =========       ========       =======   ========


                                     EMPLOYEES' SAVINGS PLAN OF PANENERGY CORP
                                           AND PARTICIPATING AFFILIATES

                             STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                              (WITH FUND INFORMATION)
                                           YEAR ENDED DECEMBER 31, 1997


                                              DUKE ENERGY                          MONEY    SMALL TO
                                                 CORP        EQUITY      BOND      MARKET   MID. CAP.
MILLIONS                                      STOCK FUND      FUND       FUND      FUND     EQUITY INDEX
--------                                      ----------      ----       ----      ----     ------------
Receipts:
  Investment income
      Interest income..................            $  0.1     $  0.2    $    -      $  2.5      $     -
      Dividend income..................              14.5        2.1         -          -           0.5
      Net realized gain (loss) (Note 5)               8.4        2.1        0.2         -           0.2
                                                  -------    -------     ------    -------      -------

         Total investment income.......              23.0        4.4        0.2        2.5          0.7
                                                 --------    -------    -------    -------     --------

  Net unrealized appreciation
      of investments (Note 4)..........              85.1       16.7        1.0         -           0.2
                                                  -------     ------    -------   --------     --------

  Contributions (Note 3)
     Employees.........................               8.4        4.5        0.9        1.3          0.3
     Employers.........................              12.1         -          -          -             -
                                                 --------    -------    -------    -------     --------

         Total contributions...........              20.5        4.5        0.9        1.3          0.3
                                                 --------     ------     ------     ------     --------

  Interfund Transfers..................             (46.1)       6.1       (0.2)      31.7          8.5
                                                 ---------    ------     -------     -----     --------

         Total Receipts................              82.5       31.7        1.9       35.5          9.7
                                                 --------     ------     ------     ------     --------

Disbursements:
   Withdrawals.........................              33.5        9.1        1.1       17.5          0.4
   Other...............................                -         0.3         -         0.1            -
                                                 --------     ------     ------      -----     --------

   Total Disbursements.................              33.5        9.4        1.1       17.6          0.4
                                                 --------     ------     ------      -----     --------

Increase (Decrease) in Net Assets
   Available for Benefits..............              49.0       22.3        0.8       17.9          9.3

Net Assets Available for Benefits,
   beginning of year...................             427.1       76.2       12.2       40.3            -
                                                 --------    -------    -------    -------     --------

Net Assets Available for Benefits,
   end of  year........................          $  476.1       98.5       13.0       58.2          9.3
                                                 ========    =======    =======    =======     ========


                                              LARGE CAP.    INT'L           ANADARKO          LOAN       TOTAL
MILLIONS                                     EQUITY INDEX  EQUITY INDEX   STOCK FUND          FUND       PLAN
--------                                     ------------  ------------   -----------         ----       ----
Receipts:
  Investment income
      Interest income..................         $    -        $    -        $      -         $  1.1   $    3.9
      Dividend income..................              -             -               -             -        17.1
      Net realized gain (loss) (Note 5)             0.2            -            (0.4)            -        10.7
                                                -------     --------        --------        -------   --------

         Total investment income.......             0.2            -            (0.4)           1.1       31.7
                                                -------     --------        --------        -------   --------

  Net unrealized appreciation
      of investments (Note 4)..........             0.4         (0.1)           (1.6)            -       101.7
                                                -------     --------        --------        -------   --------

  Contributions (Note 3)
     Employees.........................             0.1           0.1              -             -        15.6
     Employers.........................              -             -               -             -        12.1
                                               --------     ---------        --------       -------   --------

         Total contributions...........             0.1           0.1              -             -        27.7
                                               --------     ---------        --------       -------   --------

  Interfund Transfers..................             4.6           2.2           (5.9)          (0.9)        -
                                               --------     ---------        -------        -------   --------

         Total Receipts................             5.3           2.2           (7.9)           0.2      161.1
                                                -------      --------        -------       --------   --------

Disbursements:
   Withdrawals.........................             0.4           0.1            1.2            0.8       64.1
   Other...............................              -             -               -             -         0.4
                                               --------      --------        -------       --------   --------

   Total Disbursements.................             0.4           0.1            1.2            0.8       64.5
                                               --------      --------        -------        -------   --------

Increase (Decrease) in Net Assets
   Available for Benefits..............             4.9           2.1           (9.1)          (0.6)      96.6

Net Assets Available for Benefits,
   beginning of year...................              -             -             9.1           19.1      584.0
                                               --------      --------        -------        -------   --------

Net Assets Available for Benefits,
   end of  year........................             4.9           2.1             -            18.5      680.6
                                               ========      ========       ========       ========   ========

                             EMPLOYEES' SAVINGS PLAN
                                       OF
                                 PANENERGY CORP
                          AND PARTICIPATING AFFILIATES

                          NOTES TO FINANCIAL STATEMENTS

1.  DESCRIPTION OF THE PLAN

ORGANIZATION

    The Employees' Savings Plan of PanEnergy Corp and Participating Affiliates (the Plan), formerly the Employees' Savings Plan of Panhandle Eastern Corporation and Participating Affiliates, was adopted by the Board of Directors of PanEnergy Corp (PanEnergy), formerly Panhandle Eastern Corporation, effective January 1, 1991, at which time the assets and obligations of the predecessor plan and certain other related plans were transferred to the Plan. The Plan, administered by an Administrative Committee (the Committee) which is appointed by the Board of Directors of PanEnergy, is subject to the provisions of the Employee Retirement Income Act of 1974, as amended (ERISA).

    On December 31, 1998 there were 3,199 active employees participating in the Plan. The companies participating in the Plan included PanEnergy Corp (PanEnergy) and certain of its affiliated companies (the Company). Although the Company includes PanEnergy, PanEnergy does not have employees at this time. Therefore, no contributions are made directly by PanEnergy, but rather by affiliated companies who participate in the Plan.
See Note 3.

    On December 31, 1998, the Plan was merged into, and it's liabilities assumed by and it's assets transferred to, the Duke Energy Corporation Retirement Savings Plan (now the Duke Energy Retirement Savings Plan).

PLAN COMPOSITION

    During the year ended December 31, 1998, the Plan was comprised of the following investment programs (funds): the Duke Energy Stock Fund, the Equity Fund, the Bond Fund, the Money Market Fund, Large Cap. Equity Index, Small-to-Mid Cap. Equity Index, , International Equity Index. A separate fund , the Loan Fund, is used to segregate members' loans from other funds. See discussion below regarding loans.

EXPENSES

    All costs and expenses for administering the Plan, if not paid by the Company, were paid by the trustee from Plan assets. Investment management fees for the various funds, totaled $0.4 million in both 1998 and 1997, and were paid by the trustee from Plan assets. All other costs and expenses in 1998 and 1997 were paid by the Company.

MANAGEMENT OF TRUST FUND

    During 1998 and 1997, the Northern Trust Company was trustee of the Plan (the Trustee). The Trustee is responsible for receiving contributions, collecting dividends, investing cash contributions and dividends, making benefit payments as authorized by the plan administrator and investing Plan assets in accordance with investment manager instructions. The Trustee has Bankers Blanket Bonds in amounts and forms which cover acting in such a capacity. The Trustee received $0.1 million in both 1998 and 1997 from the Company for services provided as trustee of the Plan. Effective December 31, 1998, the assets of the trust were transferred to Wachovia Bank, the trustee for the Duke Energy Retirement Savings Plan.

PROVISIONS OF THE PLAN

    The Plan is a defined contribution, profit-sharing plan sponsored by PanEnergy. The following information describes significant provisions of the Plan as they existed during the year ended December 31, 1998. Provisions of the Plan are further explained in the Plan documents, which may be obtained from the Committee.

    Membership in the Plan is voluntary. Under the terms of the Plan, any eligible employee may become a member of the Plan upon the first day of the first month coincident with or immediately following the date on which such employee has first completed a year of vesting service, as defined. An eligible employee is any employee of the Company other than (1) an employee whose employment is governed by a collective bargaining agreement unless such agreement provides for the employee's participation in the Plan, (2) an employee who is a non-resident alien with no United States source income or who is on a "Non-U.S. Payroll", (3) an employee employed pursuant to a written employment contract that provides that the employee shall not participate in the Plan, or
(4) a leased employee. A leased employee is someone who is not an employee of the Company but who provides services to the Company through a leasing organization.

    Each member may make after-tax contributions through authorized payroll deductions. A Compensation Reduction Option under Section 401(k) of the Internal Revenue Code (the Code) is also available under the Plan which allows employees to defer up to 15% of Plan compensation, not to exceed $10,000 in 1998, with such amount adjusted automatically to reflect any cost-of-living adjustments authorized by the Code. Plan compensation is defined by the Plan and is limited to an annual maximum imposed by the Code. Any "excess deferrals," as defined by the Code, are distributed during the following year pursuant to provisions of the Code. The allowed amount of a member's combined contribution ranges from 1% to 15% of Plan compensation for each pay period. Members' contributions are remitted semi-monthly to the Trustee.

    Also on a semi-monthly basis, the Company contributed on behalf of each member, as Company matching contributions, 100% of the member's after-tax contributions and 110% of tax-deferred contributions, up to an aggregate maximum of 6% of the member's Plan compensation, depending upon length of vesting service, in accordance with the following table. Generally, Company matching contributions are invested in the Duke Energy Stock Fund only.

       CREDITED VESTING SERVICE              COMPANY MATCHING CONTRIBUTIONS
       ------------------------              ------------------------------

       Less Than Five Years                4% of a member's Plan compensation

       Less Than Nine Years                5% of a member's Plan compensation

       Ten Years Or More                   6% of a member's Plan compensation


    At the discretion of the Chief Executive Officer of PanEnergy, for each month, the Company may contribute for members who have completed 20 or more years of vesting service, an amount that equals 100% of the member's after-tax contributions plus 110% of the tax-deferred contributions which, in the aggregate, were more than 6% but not in excess of 8% of Plan compensation. Also at the discretion of the Chief Executive Officer of PanEnergy, for each month, the Company may contribute as supplemental matching contributions on behalf of each member a specified dollar amount, a specified percentage of Plan compensation or a specified percentage of members' after-tax contributions and/or tax-deferred contributions; all of which shall be uniform for all members. No such contributions were made during 1998 and 1997.

    The plan was amended to prohibit any contributions made to the Plan on and after January 1, 1995 as a result of investment tax credits claimed by PanEnergy on its federal income tax return. Any such contributions would be made to the Tax Credit Employee Ownership Plan of PanEnergy Corp and Participating Affiliates, which was established effective January 1, 1995.

WITHDRAWALS/DISTRIBUTIONS

    A member may withdraw all rollover contributions, as defined by the Plan, and any after-tax contributions (and related earnings) that have been in the Plan for 24 months or more. A member who has participated in the Plan (or a prior plan) for five or more years may also withdraw all Company matching contributions (and related earnings) in their account. Any member who has participated in the Plan for less than five years may only withdraw Company matching contributions (and related earnings) that have been in their accounts for 24 months or more. A member's account balances may be distributed following termination of employment with PanEnergy and all of its affiliated companies.

    Any member who has a financial hardship, as determined by the Committee, may withdraw from the member's accounts an amount not to exceed the value of such accounts (excluding earnings on the deferred account) and not to exceed the amount determined by the Committee as being available for withdrawal. The decision of the Committee shall be final and binding, provided that all members similarly situated shall be treated in a uniform and nondiscriminatory manner.

LOANS

    Upon application by any member and subject to such uniform and nondiscriminatory rules and regulations as the Committee may establish, the Committee may, at its discretion, direct the Trustee to make a loan to such member from the member's accounts, in an amount not to exceed a percentage of the combined value in all the member's accounts, as defined, as follows:

 COMBINED VALUE OF ALL ACCOUNTS         AMOUNTS AVAILABLE FOR LOAN
 ------------------------------         --------------------------

 Less Than $2,000                     None
 $2,000 Or More                       50%, up to a maximum of $50,000 less the highest
                                      outstanding loan balance in the previous 12 months

    The interest rate for a regular loan is the current three-year Treasury bill rate and for home loans is the current 10-year Treasury bill rate plus two percentage points.

OBLIGATION FOR BENEFITS

    Effective December 31, 1998 the Plan's assets and liabilities were assumed by the Duke Energy Retirement Savings Plan. Duke Energy reserves the right to amend or terminate the Plan, in whole or in part, at any time. Such action would not affect any vested benefits of members (unless required in order to comply with qualification requirements by the Code and ERISA) and no such action would cause any part of the assets held in trust to be used for purposes other than the exclusive benefit of the members or their beneficiaries.

2. BASIS OF PRESENTATION

    The accompanying financial statements have been prepared on the accrual basis in conformity with generally accepted accounting principles and present the Plan's net assets available for benefits, at fair value, and changes in net assets available for benefits.

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities, benefit obligations and changes therein at the date of the financial statements. Actual results could differ from those estimates.

INVESTMENT VALUATION

    The investments in Duke Energy Corp. common stock and other equity securities are stated at fair values based upon quotations obtained from national security exchanges at the balance sheet date. Money market funds and loans to participants are recorded at cost, which approximate fair values. Purchases and sales of securities are recorded on a trade-date basis. Net realized gains and losses on disposition of investments are reported on the revalued cost method, which is the fair value of the investment at the beginning of the Plan year or historical cost if the investment was acquired since the beginning of the Plan year.

3. INVESTMENT PROGRAMS

    Each member designates the manner in which the member's contributions allocated to the after-tax or deferred account will be invested, in whole percentage increments, from among the following options:

        FUND                                                 DESCRIPTION
        ----                                                 -----------

Duke Energy                      Shares of Duke Energy Corp. common stock.


Equity                           General diversified equity investments (including common investment funds which may hold securities issued by Duke Energy), managed by Smith Barney
                                 Capital Management. Amounts invested under this option are invested as one fund.

Bond                             General diversified fixed income investments (including common investment funds which may hold debentures or other debt securities issued by Duke Energy), managed by BZW Barclays Global Investors (BGI).

Money Market                     General money market investments. Amounts invested under this option are invested as one fund.

Large Cap Equity Index           Wholly invested in the BGI Daily Equity Index Fund which is held and managed by BGI.

Small-to-Mid Cap
  Equity Index                   Wholly invested in shares of the Extended Market Portfolio of the Vanguard Index
                                 Trust (Vanguard Mutual Fund).  The Vanguard Mutual Fund is managed by the Core Management Group of the Vanguard Group, Inc.

International
  Equity Index                   Wholly invested in the BGI Daily EAFE Equity Index Fund, which is held and managed by BGI.

    A separate stock fund, The Anadarko Stock Fund, was established to maintain the common stock of Anadarko Petroleum Corporation (Anadarko) received by the predecessor plan pursuant to the PanEnergy spin-off of Anadarko. Beginning July 1, 1997, the Anadarko Stock Fund was terminated and all investments in the fund liquidated by the Trustee and the proceeds transferred to the Money Market Fund.

         The Money Market Fund, as well as any cash held in any of the other funds, is currently invested in the Northern Trust Company Collective Short Term Investment Fund during 1998 and 1997.

         A summary of contributions made to the Plan by participating employees and their employers follows:


    MILLIONS                                                  EMPLOYEES                     EMPLOYERS
    --------                                                  ---------                     ---------
                                                           1998       1997              1998         1997
                                                           ----       ----              ----         ----


    Texas Eastern Transmission Corporation.......      $   4.7     $   4.7           $   3.6      $   3.8
    Panhandle Eastern Pipe Line Company..........          2.9         2.9               2.2          2.4
    Pan Service Company..........................          0.8         1.1               0.5          0.7
    Texas Eastern Products Pipeline Company......          1.9         1.8               1.4          1.4
    Trunkline Gas Company........................          1.0         1.0               0.9          0.9
    Algonquin Gas Transmission Company...........          1.1         1.2               0.8          0.8
    PanEnergy Services LP........................          2.9         2.7               2.0          1.9
    Trunkline LNG Company........................          0.2         0.2               0.2          0.2
                                                     ---------   ---------         ---------    ---------

           Total.................................      $  15.5     $  15.6           $  11.6      $  12.1
                                                       =======     =======           =======      =======

    At December 31, 1998, a total of 4,230 participants had investments in the Duke Energy Stock Fund, 2,218 participants had investments in the Equity Fund, 896 participants had investments in the Bond Fund, 1,474 participants had investments in the Money Market Fund, 406 participants had investments in the Large-Cap Equity Fund, 417 participants had investments in the Small-to-Mid Cap Equity Fund, and 192 participants had investments in the International Equity Fund. In addition, 1,679 participants had loans outstanding in the Loan Fund.

4. NET UNREALIZED APPRECIATION (DEPRECIATION) OF INVESTMENTS

    A summary of transactions, by fund, affecting net unrealized appreciation (depreciation) of investments follows:

MILLIONS          January 1,                               December  31,                 Transfer/     December 31,
    Fund            1997      Increase    Distributions        1997         Increase   Distributions       1998
--------------    ----------  --------    -------------    -------------    --------   -------------   ------------



Duke Energy Stock   $  204.4       $ 85.1     $  (29.7)         $ 259.8        $  45.5     $  (305.3)  $        -
Equity                  27.4         16.7         (5.5)            38.6             -          (38.6)           -
Bond                      -           1.0          0.1              1.1             -           (1.1)           -
Large cap                 -           0.4          -                0.4             -           (0.4)           -
Sm.-to-Mid Cap            -           0.2          -                0.2             -           (0.2)           -
Int'l Equity              -          (0.1)         -               (0.1)            -            0.1            -
Anadarko Stock           8.0         (1.6)        (6.4)              -              -             -             -
                    --------   ----------    ---------       ----------      ---------     ---------    ---------
   Total            $  239.8      $ 101.7     $  (41.5)         $ 300.0         $ 45.5      $ (345.5)   $       -
                    ========   ==========    ==========      ==========      =========     ==========   =========

5. NET REALIZED GAINS

    A Summary of realized gains on sales/distributions of investments follows:

    MILLIONS                                PROCEEDS/         REVALUED          NET REALIZED
    ---------                            DISTRIBUTIONS            COST               GAINS
                                         -------------      -----------         ------------

1998
----
      Duke Energy Stock                     $ 110.9             $ 100.1           $  10.8
      Other Investments                       191.4               173.8              17.6
                                          ---------         -----------         ---------

        Total                               $ 302.3             $ 273.9           $  28.4
                                            =======             =======           =======

1997
----
      Duke Energy Stock                     $ 111.0             $ 102.6           $   8.4
      Other Investments                        35.1                32.8               2.3
                                           --------          ----------          --------

        Total                               $ 146.1             $ 135.4           $  10.7
                                            =======             =======           =======


6. PURCHASES OF DUKE ENERGY COMMON STOCK

    On November 25, 1996, PanEnergy and Duke Power Company (Duke) announced a merger agreement and on June 18, 1997 Duke changed its name to Duke Energy Corporation (Duke Energy) and PanEnergy became a wholly-owned subsidiary of a wholly-owned subsidiary of Duke Energy.

    Purchases of Duke Energy common stock by the Plan may be made either in the open market or by purchasing directly from Duke Energy any authorized but previously unissued shares or shares previously issued and reacquired by Duke Energy. No commission shall be charged with respect to direct purchases from Duke Energy.

    Shares purchased directly from Duke Energy shall be purchased at the lower of (a) the unweighted average of the reported daily high and low sale prices of a share of Duke Energy common stock as quoted on The New York Stock Exchange, Inc. (NYSE) for the five consecutive trading days up to and including the date on which the Trustee and Duke Energy agree to the sale or (b) the unweighted average of the daily reported high and low sale prices for Duke Energy common stock on the NYSE for the day on which the Trustee and Duke Energy agree to the sale.

7. FEDERAL INCOME TAX

    In a determination letter dated November 14, 1996, the Internal Revenue Service held that the Plan met the requirements of Section 401(a) of the Code, and that the trust established thereunder was entitled to exemption from federal income tax under the provisions of Section 501(a) of the Code. The Plan has been amended since receiving this determination letter. However, the Committee and its legal counsel believe the Plan is currently designed and operated in compliance with the applicable requirements of the Code. Therefore, they believe the Plan was qualified and the related trust was tax-exempt as of December 31, 1998. Duke Energy intends that the Plan and its related trust, continue to so qualify.

    Contributions made by the Company for the benefit of a member will not be required to be included in the member's taxable income until the year or years in which such contributions are distributed to the member.

8. RECONCILIATION TO IRS FORM 5500

    The Plan's audited financial statements are materially consistent with the amounts reported on the IRS Form 5500.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                    EMPLOYEES' SAVINGS PLAN OF
                                                          PANENERGY CORP
                                                    AND PARTICIPATING AFFILIATES




                                                    By
                                                       -------------------------
                                                                 S.P. Meyer
                                                        Administrative Committee




May 28, 1999

                                                                     SCHEDULE IV

                           EMPLOYEES' SAVINGS PLAN OF
                                 PANENERGY CORP
                          AND PARTICIPATING AFFILIATES

                 ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS
                                DECEMBER 31, 1998
                                  ($ Millions)

                                                    NUMBER OF                         HISTORICAL     REVALUED        REALIZED
                        INVESTMENT                TRANSACTIONS       PRICE/PROCEEDS      COST          COST            GAIN
---------------------------------------------     ------------       --------------   ----------     --------        --------
PURCHASES:
    Northern Trust Company Collective
        Short Term Investment Fund                     468             $  448.0          $   -          $   -         $   -
    Common Stock of Duke Energy Corp*                   38                 92.7              -              -             -
    Barclay's Large Cap. Equity                        137                 14.9              -              -             -

SALES:
    Northern Trust Company Collective
        Short Term Investment Fund                     518             $  314.5          $  314.5       $   -         $   -
    Common Stock of DukeEnergy Corp*                    52                 75.6              33.6          67.5           8.1
    Barclay's Large Cap. Equity                         96                 21.9              19.5          19.8           2.1

"REPORTABLE TRANSACTIONS" REPRESENT A SINGLE OR SERIES OF RELATED TRANSACTIONS THAT EXCEEDED 5% OF THE FAIR MARKET VALUE OF PLAN ASSETS AT THE BEGINNING OF THE YEAR.

--------------
* Party-in-interest

SEE ACCOMPANYING INDEPENDENT AUDITORS' REPORT.


                                       S-1